Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:   + 91 40 4900 2900

Fax:  + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

July 23, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations Regulations’)

Dear Sir/Madam,

Pursuant to Regulation 30 of the SEBI Listing Regulations and in furtherance to our intimation dated May 12, 2026, we hereby inform that, the members of the Company at the 42nd Annual General Meeting (‘AGM’) held today, have approved the following resolutions with requisite majority:

1.	Re-appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director

Approved re-appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director for a second term of five consecutive years from January 7, 2027 to January 6, 2032, not liable to retire by rotation.

Dr. Krishnan is not related to any of the Directors or Key Managerial Personnel of the Company and is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. He meets the criteria for being re-appointed as an Independent Director under the applicable laws.

2.	Appointment of Mr. Srikanth Velamakanni (DIN: 01722758) as an Independent Director

Approved appointment of Mr. Srikanth Velamakanni (DIN: 01722758) as an Independent Director, for a term of five consecutive years, from July 1, 2026 to June 30, 2031, not liable to retire by rotation.

Mr. Srikanth is not related to any of the Directors or Key Managerial Personnel of the Company and is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. He meets the criteria for being appointed as an Independent Director under the applicable laws.

3.	Appointment of M/s Deloitte Haskins & Sells, LLP, Chartered Accountants as Statutory Auditors

Approved appointment of M/s Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No. 117366W/W-100018), as the Statutory Auditors of the Company, for a term of five consecutive years, commencing from the conclusion of the 42nd AGM till the conclusion of the 47th AGM.

The disclosures required under Regulation 30 of the SEBI Listing Regulations read with SEBI Master Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, are attached as Annexures.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Details of Dr. K P Krishnan (DIN: 01099097)

Sl.no.	Particulars	Details
1.	Reason for change viz. ~~appointment,~~ re-appointment~~, resignation, removal, death or otherwise~~	Re-appointment
2.	Date of ~~appointment~~/re-appointment/~~cessation~~ (as applicable) & term of ~~appointment~~/re-appointment

Re-appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director of the Company for a second term of five consecutive years from January 7, 2027 to January 6, 2032, not liable to retire by rotation.

3.	Disclosure of relationships between directors (in case of appointment of a director)	Dr. K P Krishnan is not related to any of the Directors of the Company

Brief Profile of Dr. Krishnan:

Dr. K.P. Krishnan is a former IAS officer with 37 years of distinguished service in public policy, economic governance, and regulatory reform across the Government of India, Government of Karnataka, and the World Bank. He has held key national leadership roles, including Secretary, Ministry of Skill Development and Entrepreneurship; Additional/Special Secretary in the Ministries of Finance and Rural Development; and Secretary to the Prime Minister’s Economic Advisory Council.

A respected academician, he has taught at IIM Bangalore, ISB, and Ashoka University, held the Bok Visiting Professorship at the University of Pennsylvania Law School, and served as IEPF Chair Professor at NCAER, New Delhi. He is currently a Distinguished Fellow at the Isaac Centre for Public Policy, Ashoka University.

Dr. Krishnan serves on the boards and advisory councils of several leading corporates and non-profits, including Dr. Reddy’s Laboratories, Tata Consumer Products, Shriram Capital, ASREC India, Helios Trustee, Razorpay, and the Sanmar Group. He holds degrees in Economics (St. Stephen’s College), Law (Campus Law Centre, University of Delhi), and a Ph.D. in Economics (IIM Bangalore).

Details of Mr. Srikanth Velamakanni (DIN: 01722758)

Sl.no.	Particulars	Details
1.	Reason for change viz. appointment, ~~re-appointment, resignation, removal, death or otherwise~~	Appointment
2.	Date of appointment/~~re-appointment/cessation~~ (as applicable) & term of appointment/re-appointment	Appointment of Mr. Srikanth Velamakanni (DIN: 01722758) as an Independent Director for a term of five consecutive years, effective from July 1, 2026 to June 30, 2031.
3.	Disclosure of relationships between directors (in case of appointment of a director)	Mr. Srikanth Velamakanni is not related to any of the Directors of the Company

Brief Profile: Mr. Srikanth Velamakanni

Mr. Srikanth Velamakanni is one of India’s most influential technology leaders and a global champion of artificial intelligence. He is the Co-Founder and Group Chief Executive of Fractal, India’s first publicly listed pure-play AI company. He also serves as the Chairperson of Nasscom and as a Founder-Trustee of Plaksha University. Srikanth’s work is guided by a long-term commitment to building technology that expands human potential.

Details of Statutory Auditors

Sl.no.	Particulars	Details
1.	reason for change viz. appointment, re-appointment, ~~resignation, removal, death or otherwise~~	Appointment
2.	Date of appointment/~~re-appointment/cessation~~ (as applicable) & term of appointment/re-appointment

Appointment of M/s Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No. 117366W/W-100018), as the Statutory Auditors of the Company, for a term of five consecutive years, commencing from the conclusion of the 42nd Annual General Meeting (AGM) till the conclusion of the 47th AGM.

3.	Brief profile (in case of appointment)

Deloitte Haskins & Sells, Mumbai was constituted in 1997 and has been converted to a Limited Liability Partnership (LLP), with the name Deloitte Haskins & Sells LLP (““DHS LLP”” or ““Firm””), w.e.f. November 20, 2013. DHS LLP is registered with the Institute of Chartered Accountants of India (Registration No. 117366W/W-100018) and is a part of Deloitte Haskins & Sells & Affiliates being the Network of Firms registered with the ICAI. The registered office of the Firm is One International Center, Tower 3, 31st Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai - 400013, Maharashtra, India.

4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable